May 23, 2006
John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Financial Services
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	W Holding Company, Inc. Form 10-K filed April 24, 2006 File No. 001-16799
Dear Mr. Nolan:
This letter is submitted by W Holding Company, Inc. in response to the comments in your letter dated May 10, 2006.
The Company’s responses to your comments are provided below, with each paragraph identified to correspond to the numbered comment.
Comment #1
A summary of the effect of the restatement related to the real estate mortgage loan transactions that did not qualify as purchases under SFAS 140 for the years ended December 31, 2004 and 2003, is as follows:
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	December 31, 2004
				Change attributable to
				mortgage-related
				transactions (reversal of
	As Previously			balance guarantee swap
	Reported	As Restated	Change	derivative)
	(In thousands)

Loans, net	$5,941,233	$5,917,352	$(23,881)	$(23,881)

Accrued expenses and other liabilities	$85,874	$61,993	$(23,881)	$(23,881)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	December 31, 2003
				Change attributable to
				mortgage-related
				transactions (reversal of
	As Previously			balance guarantee swap
	Reported	As Restated	Change	derivative)
	(In thousands)

Loans, net	$4,683,118	$4,683,118	$—	$—

Accrued expenses and other liabilities	$71,869	$71,869	$—	$—

A detail of total loans subject to the restatement follows:

	December 31,
	2004	2003
Outstanding Principal Balance:	(In thousands)

Doral	$624,110	$596,737
R&G	—	153,889

Total (1)	$624,110	$750,626

Balance guarantee swap derivative (2)	$23,881	$—

(1)	The restatement of the outstanding balance of these mortgage-related transactions had no effect on Total Loans — Net, Total Assets or any other balance sheet line item since they continue to be part of the Loans — Net line.

(2)	The only balance sheet impact of the restatement related to the mortgage-related transactions is the adjustment at December 31, 2004 to reverse the balance guarantee swap derivative (since these transactions are now presented as floating rate commercial loans secured by real estate mortgages), decreasing Loans-Net and Accrued Expenses and Other Liabilities by $23,881,000, each.

The effect of the restatement related to the mortgage-related transactions in the consolidated statements of cash flows for the years ended December 31, 2004 and 2003 were as follows:

	2004			2003
	As Previously			As Previously
	Reported	As Restated	Change	Reported	As Restated	Change
	(In thousands)

Cash Flows From Investing Activities:

Loans:
Purchases	$(250,082)	$—	$250,082	$(344,637)	$—	$344,637
Loan originations, net of principal collections	(1,015,945)	(1,266,027)	(250,082)	(655,864)	(1,000,501)	(344,637)

Net effect in cash flows from investing activities			$—			$—

Non cash activities:

Effect of derivative transactions:

Increase in loans	$23,881	$—	$(23,881)
Decrease (increase) in other liabilities	(23,292)	7,768	31,060
The cash flows associated with these mortgage-related transactions are now presented as loan originations instead of purchases. In 2004, the effect of derivative non cash transactions resulted in the elimination of the effect on loans and in other liabilities of $23,881,000. The decrease (increase) in other liabilities includes the effect of other derivative instruments not related to the mortgage-related transactions.

Comment #2
The effect of the restatement of the CD Swaps in the consolidated statements of income for the years ended December 31, 2004 and 2003, and the line item effect on net gain on derivative instruments and other statement of income line items were as follows:

	2004	2003
	(In thousands)

Net loss on derivative instruments, as previously reported	$(7)	$(236)

Effect of restatement relating to the CD Swaps:
Net cash settlements of CD Swaps (difference between interest income and interest expense on CD Swaps) reclassified out of interest expense on deposits to net gain on derivative instruments (1)	20,844	19,011

Net gain (loss) on valuation (changes in fair value) of CD Swaps during the year, other than their net cash settlements (2)	1,551	(362)

Total net gain on CD Swaps	22,395	18,649

Net gain on derivative instruments, as restated	$22,388	$18,413

	2004	2003
	(In thousands)

Interest expense on deposits, as previously reported	$143,860	$114,755

Net cash settlements on CD Swaps (1) (3)	20,844	19,011

Amortization expense of deferred cost on brokered deposits (3)	1,533	3,505

Interest expense on deposits, as restated	$166,237	$137,271

RECAP: EFFECT OF CD SWAPS RESTATEMENT

	2004	2003
	(In thousands)

Increase in interest expense
(Sum of 3)	$(22,377)	$(22,516)

Increase in noninterest income (net gain on CD Swaps)	22,395	18,649

Increase (decrease) in income before provision for income taxes	18	(3,867)

Income tax effect	(7)	1,508

Increase (decrease) in net income	$11	$(2,359)

Net effect of CD Swaps restatement to pretax income	0.01%	1.81%

(1) The net cash settlements (net interest income (expense) on the CD Swaps that were originally reported as a component of interest expense on deposits (the hedged item) was reclassified to noninterest income (net gain (loss) on derivative instruments). During both years, the interest earned on the receivable leg of the CD Swaps was higher than the interest incurred on the payable leg of the CD Swaps, resulting in a net interest income (deducted from interest expense on deposits in the consolidated statements of income) of $20.8 million and $19.0 million in 2004 and 2003, respectively.
(2) The other component of the net gain on derivative instruments represents the valuation (the changes in fair value) of the CD Swaps during the year.

*****
In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like further information concerning the Company’s responses to your comment letter, please call me at (787) 834-8000 ext. 2271.
Sincerely,
/s/ Ricardo Hernández
Chief Financial Officer